EXHIBIT (a)(5)(C)

FAC Initiates Tender Offer For Hunt Corporation

Philadelphia, Pennsylvania, November 15, 2002, FAC Acquisition Corporation (“FAC”) and Hunt Corporation (NYSE: HUN) (“Hunt”) jointly announced today that FAC has initiated its previously announced tender offer for all of the outstanding common shares of Hunt at a cash price of $12.50 per share.

The tender offer is being made pursuant to the Agreement and Plan of Merger by and among FAC Holding Corporation, FAC and Hunt, which the parties entered into on November 11, 2002. The tender offer will expire at 12:00 midnight, New York City time, on Friday, December 13, 2002, unless extended. Following successful completion of the tender offer, any remaining common shares will be acquired in a cash merger at the same price as is paid in the tender offer.

The respective Boards of Directors of the parties have unanimously approved the tender offer. The consummation of the tender offer is subject to customary conditions, including that at least a majority of the fully diluted shares are tendered in the tender offer, and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. FAC will file a tender offer statement with the SEC and Hunt will file a solicitation/recommendation statement with the SEC with respect to the offer. Investors and security holders of Hunt are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release because they contain important information about the transaction.

J.P. Morgan Securities Inc. advised Hunt in this transaction. Georgeson Shareholders Communications Inc. is acting as Information Agent for the tender offer.

Caution Concerning Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning the business of Hunt, and the expected timing and conditions to closing of the tender offer and the merger. While these forward-looking statements represent our judgments and future expectations concerning the timing and completion of the tender offer and consummation of the merger, a number of risks, uncertainties and other important factors could cause actual developments and events to differ materially from our expectations. More detailed information about those factors will be set forth in filings made by Hunt and FAC with the SEC. Neither Hunt nor FAC is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Where	You Can Find Additional Information:

Investors and security holders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents to be filed by FAC and Hunt with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement, the solicitation/ recommendation statement and these other documents may also be obtained free from FAC, Hunt or the Information Agent.

FAC is an affiliate of Berwind Corporation, which is a global privately-owned organization that consists of a diversified group of operating companies representing 3,500 employees, approximately $1 billion in revenues, real estate investments of approximately $2 billion and funds under management of about $250 million.

Hunt Corporation, with operations in the United States and Canada, is an internationally recognized manufacturer and marketer of innovative office products and presentation and display solutions for business, education and consumer markets. Among Hunt’s well-known product brand names are X-ACTO®, BOSTON® and BIENFANG®.

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